Exhibit 12

McCormick & Company, Inc

Computation of Ratio of Earnings to Fixed Charges

($’s in millions)

	Nine Months Ended August 31,	Year ended November 30,
	2015	2014	2013	2012	2011	2010
Net income from consolidated operations	$225.4	$408.5	$365.8	$386.3	$348.8	$344.7
Income tax expense	71.9	145.9	133.6	139.8	142.6	118.0

Income from consolidated operations before income taxes	297.3	554.4	499.4	526.1	491.4	462.7
Plus fixed charges:
Interest expense	39.5	49.7	53.3	54.6	51.2	49.3
Capitalized interest	—	—	—	—	—	—
Interest included in rent expense	9.9	13.4	12.5	10.9	10.6	9.1

Total fixed charges	49.4	63.1	65.8	65.5	61.8	58.4
Plus:
Amortization of capitalized interest	0.2	0.4	0.7	0.9	1.1	1.2
Dividends from unconsolidated subsidiaries	17.7	15.8	4.6	15.6	16.2	18.0

	17.9	16.2	5.3	16.5	17.3	19.2
Less:
Capitalized interest	—	—	—	—	—	—

Adjusted earnings	$364.6	$633.7	$570.5	$608.1	$570.5	$540.3

Ratio of earnings to fixed charges	7.38	10.04	8.67	9.28	9.23	9.25